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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-33367

                  SUPPLEMENT TO AGRIBIOTECH, INC. PROSPECTUS
                             DATED AUGUST 14, 1997


     On August 22, 1997, AgriBioTech, Inc. (the "Company") completed the acquisition of Olsen Fennell Seeds, Inc. ("OFSI"). As part of the purchase price, 388,750 shares of Common Stock of the Company were issued to James E. and Erin L. Olsen, and 388,750 shares of Common Stock of the Company were issued to Greg S. and Carla A. Fennell, the owners of OFSI. The aggregate of 777,500 shares of Common Stock were previously registered as part of the pool of 4,000,000 shares of Common Stock available for future acquisitions by the Company.

     The table under "Selling Stockholders" in the Prospectus is hereby amended to include the above-described 777,500 shares of Common Stock in the respective names. James Olsen and Greg Fennell, are each officers and directors of OFSI, a wholly-owned subsidiary of the Company following the above acquisition. They do not own any other shares of the Company, but each own options to purchase 310,000 shares of Common Stock of the Company. Based on the 23,870,385 shares issued and outstanding on August 6, 1997 and giving effect to the issuance of the 777,500 shares to Messrs. Olsen and Fennell, each would be the beneficial owner of 1.6% of the Company's issued and outstanding Common Stock; giving full effect to the issuance of their options, each would be the beneficial owner of 2.8% of the Company's issued and outstanding Common Stock.


Dated: August 22, 1997